Exhibit 99.1

HAMILTON, BERMUDA, February 28, 2024 – DHT Holdings, Inc. (NYSE:DHT) (the “Company”) today announced it has entered into agreements to build four large VLCCs.

The Company has entered into agreements to build four large VLCCs for delivery between April and December 2026. Two will be constructed at each Hyundai Samho Heavy Industries and Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering), in South Korea. The average price is $128,500,000 for the four ships. The contracts include options for an additional four vessels that can be delivered during the first half of 2027. The vessels have been ordered to high specifications with new Super Eco-designs and premium earning power through improved fuel economics, reduced emissions and large carrying capacity of about 320,000 metric tons. The ships will be fitted with Exhaust Gas Cleaning Systems, be Tier III compliant, hold class ready notations for multiple fuels, and further improve the DHT fleet efficiencies.

President & CEO, Svein Moxnes Harfjeld, stated: “We have secured very early and competitive delivery slots to build the most efficient ships and of the highest quality the market has to offer.” He further stated: “We expect our clients to welcome these timely fleet additions through DHT’s continued safe, efficient and reliable transportation of crude oil.”

The Company does not intend to issue any new capital, but plans to finance the project with cash-flows from operations, available liquidity, and new mortgage debt. These investments are expected to be accretive to the Company’s earnings and the Company will maintain its dividend policy of paying out 100% of ordinary net income to shareholders through quarterly cash dividends.

The vessel supply scenario for the VLCC sector is very constructive:

◾	The current orderbook with the supply of new VLCCs equals less than 3% of the existing fleet.
◾	Delivery slots for potential additional VLCC orders are available from 2027 onwards. These potential delivery slots face competition from several other shipping segments.
◾	The fleet is rapidly aging. By the end of 2026, close to 50% of the fleet is projected to be older than 15-years of age and over 20% will be older than 20-years.
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About 160 VLCCs, with an average age of 21-years, are estimated to have been involved in sanctioned trades. These vessels have limited, if any, commercial opportunities in the compliant markets and trades.

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IMO’s implementation of the Carbon Intensity Indicator (CII) will increasingly constrain the efficiency of the older end of the fleet. Ships in this category may be forced to decrease speed to meet lower emissions targets thereby reducing shipping capacity.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions, and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 23, 2023.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com